Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund.
Accordingly, the following amounts have been reclassified for February 28, 2009. Net assets of the Fund were unaffected by the reclassifications.

                                                                       Increase
                                          Reduction to          to Accumulated
                                           Accumulated             Net Realized
                        Increase to     Net Investment                  Loss on
                    Paid in Capital             Income             Investments4
                ---------------------------------------------------------------
                             $6,915             $4,229                   $2,686

4. $6,915 was distributed in connection with Fund share redemptions.